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SEC FILE NUMBER
0-15113

CUSIP NUMBER
923437305

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Veritec, Inc.

Full Name of Registrant

Former Name if Applicable
2445 Winnetka Ave. N.

Address of Principal Executive Office (Street and Number)
Golden Valley, MN 55427

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Registrant filed for Bankruptcy protection under Chapter 11 of the Bankruptcy Code on February 28, 2005 under the cloud of an arbitrator’s award of $8,174,518 against the company that called into question the very ability of the Registrant to continue as a going-concern. In fact, on December 16, 2005, the Bankruptcy Court ordered the Registrants case to be converted to Chapter 7 of the Bankruptcy Code that would have caused all assets of the Registrant to have been liquidated for payment to the creditors.
During this time frame, the Registrant did not have the ability to retain independent auditors for proper preparation and filing of Forms 10-QSB for the quarters ended March 31, 2005; September 30, 2005; December 31, 2005; and, March 31, 2006; as well as Forms 10-KSB for the years ending June 30, 2005 and June 30, 2006.
Since emergence from bankruptcy, the Registrant has retained qualified accountants and auditors that have been diligently preparing the delinquent filings under the requirements of law. The delinquent Forms must be filed prior to filing of the Registrant’s Form 10-QSB for the first quarter ending September 30, 2006, that is the subject of this “Notification of Late Filing”.
The Registrant intends to cause all delinquent filings and the Form 10-QSB for the first quarter ending September 30, 2006 that is the subject of this “Notification of Late Filing”, to be filed within five (5) calendar days following the prescribed due date of November 15, 2006.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Jerry Fors	763	253-2678
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

10Q's for 3/31/05; 9/30/05; 12/31/05; 3/31/06 10K's for 6/30/05; 6/30/06 shall be filed prior to filing the most recent quarter dated Sep. 30, 2006.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Veritec, Inc. 0-15113
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2006	By	/s/ Jerry Fors
Jerry Fors